Exhibit 12.1

HCA Holdings, Inc.

Ratio of Earnings to Fixed Charges

(Dollars in millions)

	Nine Months Ended		Year Ended December 31,
	September 30, 2012	September 30, 2011	2011	2010	2009	2008	2007
Earnings:
Income before income taxes	$2,339	$1,107	$3,561	$2,231	$2,002	$1,170	$1,398
Fixed charges, exclusive of capitalized interest	1,468	1,693	2,202	2,250	2,136	2,166	2,354

	$3,807	$2,800	$5,763	$4,481	$4,138	$3,336	$3,752

Fixed charges:
Interest charged to expense	$1,336	$1,572	$2,037	$2,097	$1,987	$2,021	$2,215
Interest factor on rental expense	132	121	165	153	149	145	139

	1,468	1,693	2,202	2,250	2,136	2,166	2,354
Interest capitalized	14	19	25	22	29	32	29

	$1,482	$1,712	$2,227	$2,272	$2,165	$2,198	$2,383

Ratio of earnings to fixed charges	2.57	1.64	2.59	1.97	1.91	1.52	1.57